                         December 1, 2011

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fidelity D & D Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 29, 2011 Form 10-Q for Fiscal Quarter Ended September 30, 2011 Filed November 10, 2011 File No. 333-90273

Dear Mr. Nolan:

Regarding the comment letter dated November 18, 2011 concerning the above referenced filings for Fidelity D & D Bancorp, Inc. (the “Company”), I hereby inform you that the Company currently intends to respond to your comment letter by December 19, 2011.

If you have any questions, please contact either Erik Gerhard at (717) 731-1700 or me directly at (570) 504-8000.

Sincerely, /s/ Salvatore R. DeFrancesco, Jr. Salvatore R. DeFrancesco, Jr. Chief Financial Officer

Blakely & Drinker Streets
Dunmore, Pennsylvania 18512
(570) 342-8281 ● 1-800-388-4380
Fax: (570) 346-5724
www.bankatfidelity.com
e-mail: fidelity@fddbank.com